UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

693149106

(CUSIP Number of Class of Securities)

Daniel H. Cushman

President and Chief Executive Officer

P.A.M. Transportation Services, Inc.

297 West Henri De Tonti

Tontitown, Arkansas 72770

(479) 361-9111

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

C. Douglas Buford, Jr., Esq.

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 West Capitol, Ste. 1800

Little Rock, Arkansas 72201

Telephone: (501) 688-8866

Facsimile: (501) 918-7866

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$12,600,000	$1,623

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 600,000 shares of common stock at the maximum tender offer price of $21.00 per share.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,623	Filing Party: P.A.M. Transportation Services, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: December 2, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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AMENDMENT NO. 1 TO SCHEDULE TO

P.A.M. Transportation Services, Inc., a Delaware corporation (“PAM” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 2, 2013 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 600,000 shares of its common stock, par value $0.01 per share, at a price not greater than $21.00 nor less than $19.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2013. The Company’s offer is being made upon the terms and subject to the certain conditions set forth in the Offer to Purchase dated December 2, 2013 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended and supplemented from time to time together constitute the “Offer”). The Offer expires at 12:00 Midnight, Eastern Time, on December 30, 2013, unless the Offer is extended or terminated.

Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 1, remains unchanged and is incorporated by reference herein to this Amendment No. 1.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Item 4. Terms of the Transaction.

1.       The first paragraph of Section 6 on page 10 of the Offer to Purchase is hereby deleted and replaced with the following:

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f)(5) under the Exchange Act (which requires that the issuer making the tender offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer), if prior to the Expiration Time any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are proximately caused by our action or failure to act), make it inadvisable to proceed with the Offer or with acceptance for payment:

2.       The last paragraph in Section 6 on page 12 of the Offer to Purchase is hereby deleted and replaced with the following:

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction.

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Item 7. Source and Amount of Funds or Other Consideration.

1.       The first paragraph of Section 6 on page 10 of the Offer to Purchase is hereby deleted and replaced with the following:

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f)(5) under the Exchange Act (which requires that the issuer making the tender offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer), if prior to the Expiration Time any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are proximately caused by our action or failure to act), make it inadvisable to proceed with the Offer or with acceptance for payment:

2.       The last paragraph in Section 6 on page 12 of the Offer to Purchase is hereby deleted and replaced with the following:

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction.

3.        Section 8 on page 12 of the Offer to Purchase is hereby deleted and replaced with the following:

8. Source and Amount of Funds

Assuming that 600,000 shares are purchased in the Offer at the maximum purchase price of $21.00 per share, the aggregate purchase price will be approximately $12.6 million. We anticipate that we will pay for the shares tendered in the Offer, as well as paying related fees and expenses, from our cash, cash equivalents and short-term investments.

We will utilize a portion of our existing cash in connection with the Offer and, as a result, will have reduced liquidity. However, we believe that, after the Offer is completed, our then-available cash, cash equivalents and short-term investments, cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18 , 2013	P.A.M. TRANSPORTATION SERVICES, INC.

	By:	/s/ Allen West

	Name:	Allen West
	Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

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